EXHIBIT 99.5
                                                                   ------------


                             MATERIAL CHANGE REPORT


1.   NAME AND ADDRESS OF REPORTING ISSUER:

     Advantage Energy Income Fund
     3100, 150 - 6th Avenue S.W.
     Calgary, Alberta
     T2P 3H7

2.   DATE OF MATERIAL CHANGE:

     April 25, 2006

3.   NEWS RELEASE:

     A press release announcing the material change was issued on April 25, 2006 for Canadian wide distribution through Canada Newswire.

4.   SUMMARY OF MATERIAL CHANGE:

     On April 25, 2006, Advantage Energy Income Fund ("ADVANTAGE") entered into an arrangement agreement with Ketch Resources Trust ("KETCH") whereby Advantage and Ketch will merge by way of a plan of arrangement in which each Ketch unit will be exchanged for 0.565 of an Advantage unit on a tax-deferred basis in Canada.

5.   FULL DESCRIPTION OF MATERIAL CHANGE:

     On April 25, 2006, Advantage entered into an arrangement agreement with Ketch whereby Advantage and Ketch will merge by way of a plan of arrangement (the "ARRANGEMENT") in which each Ketch unit will be exchanged for 0.565 of an Advantage unit on a tax-deferred basis in Canada.

     The combined trust, which will retain the Advantage name, will have an initial enterprise value of approximately $2.7 billion and will be managed by an experienced senior management team which will include key personnel from both Advantage and Ketch.

     The transaction exchange ratio reflects a premium to Ketch Unitholders of 7.6% based on the respective closing price for each trust on April 24, 2006. The exchange will result in an 8.7% increase in distributions to Ketch Unitholders based on current distribution levels. Upon completion of the merger and the proposed internalization of the Advantage Management Contract, Advantage Unitholders will own approximately 65% of the combined trust and Ketch Unitholders will own approximately 35%.

     Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and the approval by at least two-thirds of both Advantage's and Ketch's Unitholders. It is anticipated that the Unitholder meetings required to approve the Arrangement will be held, and the Arrangement is expected to close, prior to the end of June 2006. An information circular prepared jointly by the trusts is expected to be mailed to Advantage and Ketch Unitholders in May 2006.

     HIGHLIGHTS

     o Accretive to Advantage Unitholders on a production and cash flow per unit basis while offering Ketch Unitholders an increase in cash distributions per unit and a longer reserve life index;

     o The combined entity will be one of the largest natural gas focused royalty trusts with an enterprise value of approximately $2.7 billion and production as of April 24, 2006 of approximately 30,500 boe/d (on a 6:1 basis);

     o Production mix will be approximately 70% natural gas and 30% light oil and NGLs with high operating netbacks;

     o Proved plus probable reserves in excess of 122 mmboe, with a reserve life index of approximately 11.0 years;

     o The combined entity will have a greater weighting in the Canadian indices;

     o The Arrangement will provide Ketch Unitholders with greater exposure to U.S. capital markets through Advantage's NYSE listing;

     o Strong operational synergies from the combination of Advantage's longer-life reserve base and Ketch's large undeveloped land base and significant prospect inventory, lead to increased diversification, growth opportunities and complementary winter/summer drilling programs; and

     o Strong management team through the combination of Advantage and Ketch executives, management and highly qualified technical groups.


     BOARD RECOMMENDATIONS

     The Board of Directors of both Advantage and Ketch have unanimously approved the Arrangement and have concluded that the transaction is in the best interest of the Advantage and Ketch Unitholders, respectively, and each has resolved to recommend that unitholders of Advantage and Ketch vote their respective units in favour of the Arrangement.

     The Arrangement prohibits Advantage and Ketch from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions to enable each trust to match competing, unsolicited proposals and, subject to certain conditions, provides for a $20 million termination fee.

     GOVERNANCE

     The combined trust will retain key personnel from both entities and will be led by Advantage's current CEO, Kelly Drader and by Andy Mah from Ketch who will assume the role of President and Chief Operating Officer. Neil Bokenfohr, currently Vice President, Exploitation and Operations with Ketch, will also join the Advantage executive team.

     Steven Sharpe will continue to lead the proforma Advantage Board of Directors (the "BOARD") as Chairman. Other Directors will include Gary Bourgeois, Kelly Drader, Ronald McIntosh, Roderick Myers, Carol Pennycook and Rodger Tourigny from the existing Advantage Board, with Grant Fagerheim, John Howard and Andy Mah from Ketch to be nominated at the Arrangement meeting.

     FINANCIAL ADVISORS

     RBC Capital Markets has advised the Special Committee of Advantage that subject to review of definitive legal agreements, it is of the opinion, as of the date hereof, that the consideration under the transaction is fair, from a financial point of view, to Advantage. BMO Nesbitt Burns and Tristone Capital are acting as financial advisors to Ketch with respect to this transaction and have each advised the Board of Directors of Ketch that subject to review of definitive legal agreements, they are of the opinion, as of the date hereof, that the consideration to be received by the Ketch Unitholders is fair, from a financial point of view, to Ketch Unitholders.

     INTERNALIZATION OF ADVANTAGE MANAGEMENT CONTRACT

     Advantage is also pleased to announce plans to internalize the external management contract structure and eliminate all related fees. The Fund has reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of $44 million. The consideration will be settled by the Fund through the issuance of 1,933,216 Advantage Trust Units valued using the 10-day volume weighted average price on the TSX of $22.76 per Advantage Trust Unit. The Trust Unit consideration will be placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. The Fund will pay management fees and performance fees for the period January 1, 2006 to March 31, 2006 in the amount of $3.53 million. AIM has agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

     The internalization of the management contract will have the following benefits to Unitholders:

     o    Eliminating the management and performance fees payable by the Fund.

     o Better alignment of the interest of management with Unitholders through increased direct ownership by management and employees in Advantage Trust Units;

     o    Improves  the   corporate   governance   of  the  Trust  by  allowing
          Unitholders to elect all independent directors. Currently AIM is entitled to elect two of the members of the Board of Directors; and

     o All management and staff of the Fund will participate in the internalization transaction and will be escrowed for a period of three years. This helps ensure that Advantage will be able to maintain and reward key staff for the foreseeable future.

     The agreement on internalization, which has received the approval of the Fund's Board of Directors, was negotiated by a Special Committee comprised of the independent directors of the Advantage Board. RBC Capital Markets has provided its opinion that the consideration under the Management Internalization is fair from a financial point of view to Advantage.

     The internalization of the contract is subject to a number of terms and conditions including approval of the Arrangement by 66 2/3% of Unitholders of Advantage and Ketch at meetings to be held prior to June 30, 2006.

     NEW LONG TERM INCENTIVE PLAN

     In order to maintain and motivate both Advantage's and Ketch's high quality management, technical and administrative employees, Advantage will be seeking Unitholder approval to implement a new long term incentive plan at the meeting in June. Both Advantage and Ketch's Boards of Directors believe the approval of the plan will be a key factor to the ongoing success of this business combination. The plan will have many similarities to the plan that was in place at Ketch which was approved by the Ketch Unitholders.

     ADVISORY

     BOE'S MAY BE MISLEADING, PARTICULARLY IF USED IN ISOLATION. IN ACCORDANCE WITH NI 51-101, A BOE CONVERSION RATIO FOR NATURAL GAS OF 6 MCF: 1 BBL HAS BEEN USED WHICH IS BASED ON AN ENERGY EQUIVALENCY CONVERSION METHOD PRIMARILY APPLICABLE AT THE BURNER TIP AND DOES NOT REPRESENT A VALUE EQUIVALENCY AT THE WELLHEAD.

     THE INFORMATION IN THIS MATERIAL CHANGE REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS RELATE TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT MAY BE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE OFTEN, BUT NOT ALWAYS, IDENTIFIED BY THE USE OF WORDS SUCH AS "SEEK", "ANTICIPATE", "PLAN", "CONTINUE", "ESTIMATE", "EXPECT", "MAY", "WILL", "PROJECT", "PREDICT", "POTENTIAL", "TARGETING", "INTEND", "COULD", "MIGHT", "SHOULD", "BELIEVE", "WOULD" AND SIMILAR EXPRESSIONS. THESE STATEMENTS INVOLVE SUBSTANTIAL KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND ADVANTAGE'S CONTROL, INCLUDING: THE IMPACT OF GENERAL ECONOMIC CONDITIONS; INDUSTRY CONDITIONS; CHANGES IN LAWS AND REGULATIONS INCLUDING THE ADOPTION OF NEW ENVIRONMENTAL LAWS AND REGULATIONS AND CHANGES IN HOW THEY ARE INTERPRETED AND ENFORCED; FLUCTUATIONS IN COMMODITY PRICES AND FOREIGN EXCHANGE AND INTEREST RATES; STOCK MARKET VOLATILITY AND MARKET VALUATIONS; VOLATILITY IN MARKET PRICES FOR OIL AND NATURAL GAS; LIABILITIES INHERENT IN OIL AND NATURAL GAS
     OPERATIONS; UNCERTAINTIES ASSOCIATED WITH ESTIMATING OIL AND NATURAL GAS RESERVES; COMPETITION FOR, AMONG OTHER THINGS, CAPITAL, ACQUISITIONS, OF RESERVES, UNDEVELOPED LANDS AND SKILLED PERSONNEL; INCORRECT ASSESSMENTS OF THE VALUE OF ACQUISITIONS; CHANGES IN INCOME TAX LAWS OR CHANGES IN TAX LAWS AND INCENTIVE PROGRAMS RELATING TO THE OIL AND GAS INDUSTRY AND INCOME TRUSTS; GEOLOGICAL, TECHNICAL, DRILLING AND PROCESSING PROBLEMS AND OTHER DIFFICULTIES IN PRODUCING PETROLEUM RESERVES; AND OBTAINING REQUIRED APPROVALS OF REGULATORY AUTHORITIES. ADVANTAGE'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENT COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, SUCH FORWARD-LOOKING STATEMENTS AND, ACCORDINGLY, NO ASSURANCES CAN BE GIVEN THAT ANY OF THE EVENTS ANTICIPATED BY THE FORWARD-LOOKING STATEMENTS WILL TRANSPIRE OR OCCUR OR, IF ANY OF THEM DO, WHAT BENEFITS THAT ADVANTAGE WILL DERIVE FROM THEM. EXCEPT AS REQUIRED BY LAW, ADVANTAGE UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS.

6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

     Not applicable.

7.   OMITTED INFORMATION:

     No information has been omitted.

8.   EXECUTIVE OFFICER:

     The name and business numbers of the executive officer of Advantage Oil & Gas Ltd., who is knowledgeable of the material change and this report is:

     Peter Hanrahan, Vice-President, Finance and Chief Financial Officer
     Telephone: (403) 781-8137
     Facsimile:  (403) 262-0723

9.   DATE OF REPORT:

     Dated May 5, 2006


Copy to: Toronto Stock Exchange